Notice of Change of Independent Registered Public Accounting Firm

On March 9, 2016, the Audit Committee of the Board of Trustees of the Trust appointed, and the Board of Trustees ratified and approved, Cohen & Company, Ltd. as the independent registered public accounting firm of the Trust for the fiscal year ending October 31, 2016. Prior to the Trust's fiscal year ended October 31, 2016, the Trust's financial statements were audited by Ernst & Young LLP (the "Prior Auditor").

The Audit Committee approved and the Board of Trustees ratified and approved the dismissal of the Prior Auditor as the independent registered public accounting firm of the Trust on and effective as of March 9, 2016. The Prior Auditor's report on the financial statements of the Trust for the previous year did not contain an adverse or disclaimer of opinion, and was not qualified or modified as to audit scope or accounting principles. During the period the Prior Auditor was engaged, there were no disagreements with the Prior Auditor on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to the Prior Auditor's satisfaction, would have caused it to make reference to that matter in connection with its report. In addition, there were no reportable events of the kind described in Item 304(a) (1) (v) of Regulation S-K under the Securities Exchange Act of 1934, as amended.